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                                                                   EXHIBIT 1.2


[LETTERHEAD FOR INTERACTIVE NETWORK]

Interactive Network, Inc. Completes Settlement Agreement with TCI, Motorola, NBC, and Sprint

BELMONT, Calif.--April 26, 1999--Bruce Bauer, Chairman and CEO of Interactive Network, Inc. (Nasdaq: INNN), announced today that on April 22, 1999, the US Bankruptcy Court's order confirming its plan of reorganization had become non-appealable and final.

The Company further announced that today, April 26, 1999, the Settlement Agreement with TCI, NBC, Sprint, and Motorola was completed. The results are as follows:

-- The $38.4 million in principal and accrued interest of the Company's notes were converted by TCI, NBC, Sprint, and Motorola (noteholders) at $5.00 per share into 7,814,588 shares of Interactive Network, Inc. common stock.

-- The return of clear title of Interactive Network's patent portfolio and other assets to the Company.

-- The noteholders paid $10 million plus accrued interest to Interactive Network. The Company has allocated a substantial portion to pay its creditors and to form a reserve account for the claims of creditors it is disputing.

Contact:
  Interactive Network, Inc., Belmont
  Bruce W. Bauer, 650/508-8793